Union Security Life Insurance Company of New York:

333-14761	Masters Variable Annuity
333-20345	TD Waterhouse Variable Annuity

Union Security Insurance Company:

033-63799	Masters Variable Annuity
Masters + Variable Annuity
033-63829	TD Waterhouse Variable Annuity
333-43805	Empower Variable Annuity
333-65231	Triple Crown Variable Annuity

Supplement Dated September 17, 2007 to the Prospectus Dated May 1, 2007

Supplement Dated September 17, 2007 to Your Prospectus

Effective October 15, 2007, the following language is added to “Information Regarding Tax-Qualified Retirement Plans” at the end of sub-section 3. Tax Sheltered Annuity under Section 403(b) (“TSA”):

On July 26, 2007, final 403(b) regulations were issued by the IRS which will impact how we administer your 403(b) contract. In order to satisfy the 403(b) final regulations and prevent your contract from being subject to adverse tax consequences including potential penalties, contract exchanges after September 24, 2007 must, at a minimum, meet the following requirements: (1) the plan must allow the exchange, (2) the exchange must not result in a reduction in the participant’s or beneficiary’s accumulated benefit, (3) the contract received includes distribution restrictions that are no less stringent than those imposed on the contract being exchanged, and (4) the employer enters into an agreement with the issuer of the other contract to provide information to enable the contract provider to comply with Internal Revenue Code requirements.  Such information would include details concerning severance from employment, hardship withdrawals, loans and basis.  As the final regulations will require certain written approvals from your employer, any exchange made without your employer’s approval may result in your 403(b) contract being subject to taxation and penalties. You should consult your tax or legal counsel for any advice relating to contract exchanges or any other matter relating to these regulations, especially if you are requesting any exchange without written approval of your employer.

As of the close of the New York Stock Exchange on September 24, 2007, we will no longer accept any incoming 403(b) exchanges or applications for 403(b) individual annuity contracts.

This supplement should be retained with the prospectus for future reference.

HV-6162